Exhibit 99

Endesa Announces Release of First Half 2003 Unaudited Results

    NEW YORK--(BUSINESS WIRE)--June 30, 2003--Endesa (NYSE: ELE) will release its unaudited first half 2003 results on Wednesday, July 30th, before the Spanish stock market opens (9:00 am Madrid time, 3:00 am NY time).
    The same day there will be a conference call hosted by Mr Rafael Miranda, Chief Executive Officer and Mr Jose Luis Palomo, Chief Financial Officer. The conference call, to be held in English, will be webcast from Endesa's web site (www.endesa.es). Further details on the event will be provided soon.
    In order to ease access to the financial information, as in previous quarters, both the press release and the financial statements will be available for download from the "Investors" section of our web site.

    CONTACT: Endesa
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es